Filed by Atlantic Coast Airlines Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange of 1934

Subject Company: Atlantic Coast Airlines Holdings, Inc. Commission File No. 0-21976 Date: November 26, 2003

For Immediate Release

Atlantic Coast Airlines Amends Complaint and Files Motion for Preliminary Injunction

Alleges Mesa Air and United Airlines Violated Antitrust Laws

Dulles, Va. – November 26, 2003 – Atlantic Coast Airlines Holdings, Inc. (“ACA”) (Nasdaq: ACAI) announced today that it has amended its complaint previously filed in the United States District Court for the District of Columbia against Mesa Air Group, Inc. (“Mesa”) (Nasdaq: MESA) alleging, among other things, that Mesa and UAL Corporation (OTC BB: UALAQ.OB) are in violation of federal antitrust law. Specifically the claims include the following:

•	United and Mesa acted in concert and conspired in violation of Section 1 of the Sherman Act to eliminate ACA as a low-cost competitor based at Washington Dulles International airport, the 5th largest local travel market in the U.S. with more than 40 million local passengers per year. Under the Memorandum of Understanding (“MOU”) entered into between Mesa and United on November 12, 2003, United has agreed to increase the fees it pays to Mesa if Mesa’s nominees are elected to ACA’s board and contract with United.

•	Mesa’s attempt to take control of ACA to limit competition is in violation of Section 7 of the Clayton Act.

ACA has simultaneously filed a motion for a preliminary injunction that would, among other things, prohibit Mesa from moving forward with its consent solicitation and from taking any other action to attempt to acquire control of ACA or its Board of Directors.

ACA said, “The facts speak for themselves. United has made it clear that a critical element to its emergence from bankruptcy is resolving its contract negotiations with ACA and maintaining its presence at Dulles. Remarkably, their solution was to collude with Mesa to eliminate a competitor – United entered a written agreement with Mesa which pays Mesa for doing nothing more than delivering ACA’s routes to United and preventing ACA from competing independently as a low-cost carrier.”

Among other things, the amended complaint, as with the complaint previously filed on October 28, 2003, alleges that Mesa made materially false and misleading statements and omissions in violation of federal securities laws in connection with its proposed consent solicitation and potential exchange offer. Among other things, ACA alleges that Mesa has failed to identify United Airlines, Inc. (“United”) as a participant in the consent solicitation and in Mesa’s proposed transaction, and also has omitted material information from its consent solicitation regarding (i) Mesa’s financial position and its reason for proposing to acquire ACA; (ii) questionable trading in Mesa stock by Mesa’s chairman and chief executive officer and other Mesa insiders shortly before the announcement of Mesa’s takeover proposal; (iii) the inappropriate short-swing trades in which Mesa insiders have engaged; (iv) the self-dealing and lack of independence of Mesa’s directors; and (v) the lack of independence of several of Mesa’s nominees to ACA’s Board of Directors.

ACA currently operates as United Express and Delta Connection in the Eastern and Midwestern United States as well as Canada. On July 28, 2003, ACA announced plans to establish a new, independent low-fare airline to be based at Washington Dulles International Airport. The Company has a fleet of 148 aircraft—including a total of 120 regional jets—and offers over 840 daily departures, serving 84 destinations. ACA employs approximately 4,600 aviation professionals.

Statements in this press release and by company executives regarding the unsolicited acquisition proposal by Mesa and other matters may contain forward-looking information. A number of risks and uncertainties exist which could cause actual results to differ materially from information provided by the Company or its executives. These risks and uncertainties include, among others, whether Mesa succeeds in its efforts to take control of the Company through its proposed consent solicitation and to acquire all of the outstanding shares of the Company’s common stock; United’s option under bankruptcy rules to assume or reject the existing United Express Agreement; the timing of any disengagement by the Company as a United Express carrier under the United Express Agreement or pursuant to bankruptcy court proceedings; and other impacts of the offer on the Company’s operations. Other risks and uncertainties relating to the Company’s business and operations include those referred to in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2003. These statements are made as of November 26, 2003 and the Company undertakes no obligation to update any such forward-looking information, including as a result of any new information, future events, changed expectations or otherwise.

The Company has filed with the SEC a preliminary consent revocation statement on Schedule 14A and intends to file its definitive consent revocation statement on Schedule 14A shortly. The definitive consent revocation statement will contain important information about ACA’s position regarding Mesa’s consent solicitation. You are urged to read carefully the definitive consent revocation statement, which you will receive from the Company after it has been filed, before taking any action or making any decision with respect to Mesa’s consent solicitation. You may obtain a copy of the Company’s preliminary consent revocation statement on Schedule 14A, and will be able to obtain a copy of the Company’s definitive consent revocation statement, when filed, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ACA free of charge by requesting them in writing from ACA, 45200 Business Court, Dulles, VA 20166, Attention: Director, Corporate Communications.

Prior to any request for the stockholders of ACA to take any action with respect to Mesa’s expression of interest, appropriate filings shall be made with the SEC by both Mesa and ACA, which filings may include a Schedule TO and/or a Schedule 14D-9. These filings will contain important information. You are urged to read them carefully before taking any action or making any decision with respect to Mesa’s expression of interest. You will be able to obtain the documents if and when they become available free of charge at the website maintained by the SEC at www.sec.gov.

ACA and certain of its directors and executive officers may be deemed to be participants in the solicitation. A detailed list of the names of ACA’s directors and executive officers is contained in ACA’s preliminary consent revocation statement, which may be obtained without charge at the website maintained by the SEC at www.sec.gov.

The common stock of parent company Atlantic Coast Airlines Holdings, Inc. is traded on the Nasdaq National Market under the symbol ACAI. For more information about Atlantic Coast Airlines, visit our website at www.atlanticcoast.com.

# # #

Contacts:

Rick Delisi

Director of Corporate Communications

Atlantic Coast Airlines Holdings, Inc.

703-650-6550

Rick.Delisi@atlanticcoast.com

Judith Wilkinson/Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449 x112/x113

jmw@joelefrank.com/dek@joelefrank.com